                                                                    EXHIBIT 3.4

                              ARTICLES OF AMENDMENT
                       TO THE ARTICLES OF INCORPORATION OF
                              LOUISIANA SHIP, INC.


     Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, Louisiana Ship, Inc. (hereinafter referred to as the "Corporation") adopts the following Articles of Amendment to its Articles of
Incorporation:

     (1) NAME. The name of the Corporation is Louisiana Ship, Inc.

     (2) AMENDMENT IS ALTERATION. This Articles of Amendment to the Articles of Incorporation alters Article IV of the Articles of Incorporation of the Corporation. The full text of Article IV as it is amended to read by this Articles of Amendment is quoted below:

                                  "ARTICLE IV

                      AUTHORIZED STOCK AND SHARE STRUCTURE

          A. Authorized Common Shares. The Corporation is authorized to issue one million (1,000,000) shares of common stock, in the aggregate, at no par value. No distinction shall exist between the shares of the Corporation or between the holders of the shares. The shares of common stock shall have identical rights and privileges in every respect.

          B. Authorized Preferred Shares. The Corporation is authorized to issue five hundred thousand (500,000) shares of preferred stock, in the aggregate, with a par value of One and No/100 Dollars ($1.00). The preferred shares of the Corporation shall be non-voting and shall be preferred upon liquidation in the amount of One and No/100 Dollars ($1.00) for each outstanding share. A noncumulative dividend of seventy cents ($.70) per share shall be payable with respect to such preferred shares out of the funds legally available."

     (3) ADOPTION. The above Amendment to the Articles of Incorporation was adopted by the unanimous written consent of all of the shareholders of the Corporation on the 16th day of July, 1997.

     (4) SHARES. The number of shares of stock of the Corporation outstanding at the time of the adoption of this Amendment to the Articles of Incorporation was 10,000. The number of shares entitled to vote thereon as a class was 10,000, all of which were shares of voting common stock.

     (5) VOTES. All of the shareholders of the Corporation voted in favor of this Articles of Amendment to the Articles of Incorporation by signing a consent in writing adopting such amendment.

     (6) ISSUED SHARES. This Articles of Amendment does not provide for an exchange, reclassification or cancellation of issued shares.

     (7) STATED CAPITAL. This Articles of Amendment does not effect a change in the amount of stated capital.

     Pursuant to Article 4.05 of the Texas Business Corporation Act, this original Articles of Amendment and a copy thereof shall be delivered for filing to the Secretary of State of the State of Texas.

DATED:_______________, 1997.

                                         LOUISIANA SHIP, INC.

                                         BY: /s/DAVID AMMONS
                                             -----------------------------------
                                              David B. Ammons, Secretary